# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OnKure Therapeutics, Inc., CIK 0001637715
CUSIP: 68277Q105
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6707 Winchester Circle, #400, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-018295
Filed by CIK 0001591046

## Reporting persons
- Lundbeckfond Invest A/S: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); sole voting power 203,122; shared voting power 0; sole dispositive power 203,122; shared dispositive power 0; aggregate amount beneficially owned 203,122 (1.6% of the class)
- Lene Skole: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); sole voting power 203,122; shared voting power 0; sole dispositive power 203,122; shared dispositive power 0; aggregate amount beneficially owned 203,122 (1.6% of the class)

## Item 1. Issuer
Name of issuer: OnKure Therapeutics, Inc.
Address of issuer's principal executive offices: 6707 Winchester Circle, #400, Boulder, CO, 80301.

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Lundbeckfond Invest A/S ("Lundbeckfond") and Lene Skole ("Skole"). Lundbeckfond and Skole collectively are referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business office of each Reporting Person is: c/o Lundbeckfond Invest A/S, Scherfigsvej 7, DK-2100, Copenhagen, Denmark.
Citizenship:
Lundbeckfond is a private Danish corporation.

Skole is a citizen of Denmark.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 203,122 shares of Class A Common Stock held by Lundbeckfond. Skole is the Chief Executive Officer of Lundbeckfond and may be deemed to have sole power to vote and dispose of these shares. The directors of Lundbeckfond have delegated voting and dispositive power with respect to the shares held by Lundbeckfond to Skole.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference. The percentage set forth in Row 11 of each Reporting Person's cover page is based upon 12,652,890 shares of the Issuer's Class A Common Stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 7, 2024.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated January 26, 2022, among the Reporting Persons (incorporated by reference to Exhibit 1 to Schedule 13G filed on January 26, 2022)

## Signatures
- Lundbeckfond Invest A/S: /s/ Lene Skole, By Lene Skole, Chief Executive Officer & Attorney-in-Fact (02/06/2025)
- Lundbeckfond Invest A/S: /s/ Christian Elling, By Christian Elling, Attorney-in-Fact (02/06/2025)
- Lene Skole: /s/ Lene Skole, Lene Skole (02/06/2025)